SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Quepasa Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74833W206

(CUSIP Number of Class of Securities)

James Bugden
Insider Guides, Inc.
280 Union Square Drive
New Hope, PA 18938
(215) 862-1162

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Thomas L. Hanley, Esq.
SNR Denton US LLP
1301 K Street, N.W.
Ste. 600, East Tower
Washington, DC 20005
(202) 408-9234

July 19, 2011

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: ☐

SCHEDULE 13D
CUSIP No. 74833W206

1	NAME OF REPORT PERSON Insider Guides, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-8303286
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,718,819
	9	SOLE VOTING POWER 0
	10	SHARED DISPOSITIVE POWER 8,718,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,718,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%
14	TYPE OF REPORTING PERSON CO

(1)             Pursuant to the Voting Agreements described in the statement on Schedule 13D below, Insider Guides, Inc., doing business as myYearbook.com (“myYearbook”) may be deemed to have beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”) of Quepasa Corporation (the “Company” or “Quepasa”) held by the other parties to the Voting Agreements (who are also signatories to the related irrevocable proxies in the form attached as Appendix A to the Voting Agreements and who are collectively referred to herein as the “Company Securityholders”) with respect to the voting of such shares in connection with the issuance of shares of Common Stock as part of a proposed merger between the Company and myYearbook.  Based on 16,632,448 shares of Common Stock outstanding as of July 19, 2011 as set forth in the Merger Agreement (as defined below), 4,828,141 shares of Common Stock issuable upon exercise by the Company Securityholders of outstanding stock options that are exercisable within sixty days of July 19, 2011, 2,000,000 shares of Common Stock issuable upon exercise by the Company Securityholders of outstanding stock purchase warrants that are exercisable within sixty days of the date hereof, and 1,890,678 shares of the Company’s outstanding common stock subject to the Voting Agreements as of the date hereof, myYearbook may be deemed to have beneficial ownership of a total of 8,718,819 shares of Common Stock, or 37.2%, as of the date hereof.  Of the 8,718,819 shares as to which myYearbook may be deemed to have beneficial ownership relating to the Voting Agreements, 6,828,141 shares are included because they are issuable to the Company Securityholders pursuant to outstanding stock options and outstanding stock purchase warrants of the Company that are exercisable within sixty days of the date hereof and would become subject to the Voting Agreements upon acquisition.  Neither the filing of the statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by myYearbook that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

The statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Quepasa Corporation, a Nevada corporation (the “Company” or “Quepasa”).  The Company’s principal executive offices are located at 324 Datura Street, Suite 114, West Palm Beach, Florida 33401.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed by Insider Guides, Inc., doing business as myYearbook.com (“myYearbook”), a Delaware corporation (“myYearbook”). The address of the principal place of business and principal office of myYearbook is Insider Guides, Inc., 280 Union Square Drive, New Hope, PA 18938.  myYearbook operates myYearbook.com, a social networking site, combining innovative social games, virtual goods, social applications, and a robust virtual currency called “Lunch Money” to facilitate social networking.   The name, business address and present principal occupation or employment of each executive officer and director of myYearbook, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, as well as the name, state of organization, principal business and principal office address of any entities that beneficially own more than 10% of myYearbook’s capital stock, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither myYearbook nor, to myYearbook’s knowledge, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither myYearbook nor, to myYearbook’s knowledge, any person named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer, director and beneficial owner of more than 10% of the capital stock of myYearbook is set forth on Schedule A and is incorporated herein by reference in response to this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

As described below in response to Item 4, the 8,718,819 shares to which this Statement relates have not been purchased by myYearbook, and thus no funds were used for such purpose.  As an inducement to myYearbook to enter into the Merger Agreement described below in Item 4 and in consideration therefor, the Company Securityholders (as defined in Item 4 below)   entered into Voting Agreements (as defined in Item 4 below) with the Company and myYearbook. Neither myYearbook nor its affiliates paid additional consideration to the Company Securityholders in connection with their execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

(a)-(c)  On July 20, 2011, the Company announced its entry into an Agreement and Plan of Merger dated as of July 19, 2011 (the “Merger Agreement”) with IG Acquisition Company, a newly formed Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and myYearbook, pursuant to which the Company has agreed to acquire myYearbook (the “Merger”). Subject to the terms and conditions of the Merger Agreement, the Merger will be effected by the merger of myYearbook with and into Merger Sub, with Merger Sub as the surviving corporation.

On July 19, 2011 and as an inducement to myYearbook to enter into the Merger Agreement, certain holders of securities of the Company (collectively, the “Company Securityholders”) entered into identical Parent Voting Agreements (the “Voting Agreements”) with the Company and myYearbook.  The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of the respective parties, if the Merger is completed, holders of myYearbook securities will receive $100 million consisting of approximately $18 million in cash and $82 million in Common Stock. The number of shares of Common Stock to be issued will be based upon the Transaction Share Price, which will be the lesser of (A) $10 per share and (B) the average of (i) $7.5715 and (ii) the average closing price of the Common Stock on the 20 trading days ending with the trading day three days prior to the closing of the Merger. The Transaction Share Price may be lower than or higher than the market price as of the time of closing.

The Company and myYearbook have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, each of the Company and myYearbook is required, among other things, to conduct its business in the ordinary course in all material respects during the interim period between the execution of the Merger Agreement and the closing of the Merger. In addition, neither the Company nor myYearbook may solicit alternative business combination transactions and, subject to certain exceptions, may not engage in discussions or negotiations regarding any alternative business combination transaction. The Company is required to seek shareholder approval of the issuance of the Company’s shares as part of the Merger consideration because NYSE Amex rules require shareholder approval whenever more than 20% of outstanding shares are issued in a transaction such as the Merger. Each party will call and hold a special shareholders meeting seeking to obtain these approvals.

Completion of the Merger is subject to certain conditions, including, among others: (i) approval of the issuance of the shares by the Company’s shareholders, (ii) the Company  raising at least $10 million in equity, (iii) approval of the Merger Agreement by myYearbook’s shareholders (iv) the absence of any court order, law, or rule prohibiting the completion of the Merger, (v) the registration statement on Form S-4 used to register the Common Stock to be issued as consideration for the Merger having been declared effective by the Securities and Exchange Commission (the “SEC”), (vi) the listing of to Common Stock to be issued to myYearbook security holders in the Merger on the NYSE Amex having been authorized, (vii) the granting of 1,782,500 options to myYearbook employees, and (viii) the Company entering into new employment agreements with key myYearbook employees. The obligation of each party to complete the Merger is also conditioned upon the accuracy of the other party’s representations and warranties and the other party having performed in all material respects its obligations under the Merger Agreement. If the Merger is completed, the Company is obligated to appoint myYearbook designees Geoff Cook, Rick Lewis and Terry Herndon (or replacement designees selected by myYearbook) to the Company board of directors and to include three myYearbook designees (who may be Messrs. Cook, Lewis and Herndon) among its director candidates for three years following the closing. In addition, Mr. Cook will be named Chief Operating Officer of the Company and also will serve as President of the Consumer Internet Division.  The Company and Mr. Cook entered into an employment agreement (the “Cook Employment Agreement”) which will be effective upon the closing. Under the Cook Employment Agreement, Mr. Cook will receive (i) a base salary of $250,000 per year, (ii) 450,000 stock options vesting based on certain performance milestones and (iii) an annual target bonus equivalent to not less than 85% of the average of the bonuses paid to the Company’s Chief Executive Officer and Chief Financial Officer.

The Merger Agreement contains certain termination rights for both the Company and myYearbook, including if the Merger is not consummated on or before January 19, 2012 (subject to extension by mutual agreement of the parties) and if the required approval of the applicable party’s shareholders is not obtained. The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination of the Merger Agreement by either the Company or myYearbook as a result of an adverse change in the recommendation of the other party’s board of directors or certain other circumstances (a “Triggering Event”), such other party shall reimburse the party entitled to reimbursement up to $1 million in expenses. In addition, in the event that following the termination due to a Triggering Event, if the party causing the Triggering Event within 12 months enters into a letter of intent or agreement with respect to an acquisition proposal in which such party is to be acquired by a third party (or if certain similar events occur), the other party shall receive a termination fee of $3 million, less any previously-reimbursed expenses.

Pursuant to the Voting Agreements, the Company Securityholders have agreed to vote, prior to the Expiration Time (as defined below), the shares of Common Stock and other securities of the Company held or subsequently acquired by them, to the extent such other securities may be voted:  (1) in favor of approval of the issuance of shares of Common Stock as consideration for the Merger as set forth in the Merger Agreement, and in favor of a related financing transaction (the “Financing Transaction); (2) against approval of any proposal made in opposition to, or in competition with, the issuance of shares of Common Stock as consideration for the Merger as set forth in the Merger Agreement; and (3) against any action which the Company is prohibited from taking under Section 5.2 of the Merger Agreement.   The Company Securityholders also delivered to myYearbook irrevocable proxies in the form attached as Appendix A to the Voting Agreements with respect to the voting of such shares of Common Stock and other securities on the foregoing matters.  The Company Securityholders are Mexicans & Americans Trading Together, Inc., John C. Abbot, Alonso Ancira, Michael Matte, Ernesto Cruz, Malcolm Jozoff, Lionel Sosa, Jill Syverson-Stork and Lars Batista. Messrs. Abbott, Matte, Ancira, Cruz, Jozoff, Sosa and Batista as well as Dr. Syverson-Stork are executive officers and/or directors of the Company.

The Voting Agreements also provide that, during the period beginning on the date thereof and ending at the Expiration Time, and subject to certain exceptions, the Company Securityholders may not assign, sell, transfer, tender, pledge, hypothecate, donate, place in trust or constructively sell any shares of Common Stock and other securities of the Company held or subsequently acquired by it, or make any agreement regarding any such transfer, unless the transferee agrees in writing to be bound by the Voting Agreement.

The Voting Agreements and related irrevocable proxies will terminate automatically and will have no further force or effect as of the “Expiration Time,” which is defined as the earliest to occur of (x) the Effective Time (as defined in the Merger Agreement), (y) the termination of the Merger Agreement in accordance with the terms thereof, or (z) the occurrence of a Material Adverse Amendment (as defined in the Voting Agreements).

The Company and certain myYearbook security holders also entered into a Sales Rights Agreement which provides for such  security holders to have certain registration rights with respect to the shares of Common Stock they acquire in the Merger. If during the 24 month period following the closing of the Merger, the Company proposes to sell common stock in a public or private offering, these myYearbook security holders will have the opportunity to participate and sell their shares of Common Stock on a pro-rata basis in the offering.

(d)  Pursuant to the Merger Agreement, if the Merger is completed, the Company is obligated to appoint myYearbook designees Geoff Cook, Rick Lewis and Terry Herndon (or replacement designees selected by myYearbook) to the Company board of directors and to include three myYearbook designees (who may be Messrs. Cook, Lewis and Herndon) among its director candidates for three years following the closing.

(e) Other than as otherwise described in Item 3 and this Item 4, not applicable.

(f) Not applicable.

(g) Upon the consummation of the Merger, because myYearbook will be merged into a wholly-owned subsidiary of the Company, myYearbook’s current charter and bylaws effectively will be replaced by the charter and bylaws of such subsidiary and holders of myYearbook securities who receive shares of Common Stock in the Merger will be governed by the charter and bylaws of the Company.  At the Company’s meeting of shareholders to be held pursuant to the Merger Agreement, the Company will ask its shareholders to, among other things, vote for the amendment of the Company’s charter to increase the Company’s authorized common stock from 50 million shares to 100 million shares and for the reincorporation of the Company in the state of Delaware.

(h)-(i)  Not applicable.

(j)  Except as set forth in this Statement, the Merger Agreement and Voting Agreements, neither myYearbook nor, to myYearbook’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (i) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement, the Merger, the Voting Agreements (including the form of Irrevocable Proxy attached as Appendix A thereto), the Sales Rights Agreement and the Cook Employment Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement filed hereto as Exhibit 1, Quepasa Voting Agreement, filed hereto as Exhibit 2, Mexicans & Americans Trading Together, Inc. Voting Agreement, filed hereto as Exhibit 3, Sales Rights Agreement, filed hereto as Exhibit 4 and Cook Employment Agreement, filed hereto as Exhibit 5, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)  Pursuant to the Voting Agreements described herein, myYearbook also may be deemed to have beneficial ownership of the shares of Common Stock held by the Company Securityholders.  Based on 16,632,448 shares of Common Stock outstanding as of July 19, 2011 as set forth in the Merger Agreement (as defined below), 4,828,141 shares of Common Stock issuable upon exercise by the Company Securityholders of outstanding stock options that are exercisable within sixty days of July 19, 2011, 2,000,000 shares of Common Stock issuable upon exercise by the Company Securityholders of outstanding stock purchase warrants that are exercisable within sixty days of the date hereof, and 1,890,678 shares of the Company’s outstanding common stock subject to the Voting Agreements as of the date hereof, myYearbook may be deemed to have beneficial ownership of a total of 8,718,819 shares of Common Stock, or 37.2% of the outstanding Common Stock, as of the date hereof.  Of the 8,718,819 shares as to which myYearbook may be deemed to have beneficial ownership relating to the Voting Agreements, 6,828,141 shares are included because they are issuable to the Company Securityholders pursuant to outstanding stock options and outstanding stock purchase warrants of the Company that are exercisable within sixty days of the date hereof and would become subject to the Voting Agreements upon acquisition. Neither the filing of the statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by myYearbook that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To myYearbook’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b)  Pursuant to the Voting Agreements, myYearbook may be deemed to have shared power to vote and dispose of 8,718,819 shares of Common Stock held by the Company Securityholders.   The persons with whom such power is shared are the Company Securityholders (listed in Item 4 above).

(c) Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither myYearbook nor, to myYearbook’s knowledge, any person named on Schedule A has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 above, to the knowledge of myYearbook, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit

1
Agreement and Plan of Merger among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc. dated July 19, 2011 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed July 20, 2011).

2	Form of Quepasa Voting Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 20, 2011).

3	Form of Mexican & Americans Trading Together, Inc. Voting Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed July 20, 2011).

4	Sales Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed July 20, 2011)

5	Cook Employment Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed July 20, 2011)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2011

INSIDER GUIDES, INC.

By:	/s/ Geoffrey Cook
Name:	Geoffrey Cook
Title:	President and CEO

EXHIBIT INDEX

Exhibit

1
Agreement and Plan of Merger among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc. dated July 19, 2011 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed July 20, 2011).

2	Form of Quepasa Voting Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 20, 2011).

3	Form of Mexican & Americans Trading Together, Inc. Voting Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed July 20, 2011).

4	Sales Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed July 20, 2011)

5	Cook Employment Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed July 20, 2011)

SCHEDULE A

Set forth below is a list of the directors, executive officers and beneficial owners of more than 10% of the capital stock of Insider Guides, Inc., doing business as myYearbook.com (“myYearbook”), setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each individual person, as well as the name, state of organization, principal business and principal office address of any entities that beneficially own more than 10% of myYearbook’s shares. To myYearbook’s knowledge, all directors and officers listed below are citizens of the United States.  Unless otherwise indicated below, the business address of each person is c/o Insider Guides, Inc., 280 Union Square Drive, New Hope, PA 18938.

Name (Director/Executive Officer/10% Holder)	Present Principal Occupation and Business Address of such Organization
Geoffrey Cook Director and Executive Officer	President, Chief Executive Officer and Director, myYearbook

James E. Bugden Executive Officer	Chief Financial Officer, myYearbook

William Alena Executive Officer	Chief Revenue Officer, myYearbook

Gavin M. Roy Executive Officer	Chief Technology Officer, myYearbook

Terry O. Herndon Director	Part Time/Self Employed, Path Scientific, 82 Hillside Road, Carlisle, MA 01741

Richard W. Lewis (1) Director	Venture Capitalist, U.S. Venture Partners, 2735 Sand Hill Road, Menlo Park, CA 94025

Sergio Monsalve(2) Director	Principal, Norwest Venture Partners, 525 University Avenue, Suite 800, Palo Alto, CA 94301

U.S. Venture Partners IX, L.P. (1) 10%+ Shareholder	U.S. Venture Partners (Venture Capital Investment Firm), 2735 Sand Hill Road, Menlo Park, CA 94025

Norwest Venture Partners X, LP(2) 10%+ Shareholder	Norwest Venture Partners (Venture Capital Investment Firm), 525 University Avenue, Suite 800, Palo Alto, CA 94301

(1)  Richard W. Lewis, is a non-voting member of Presidio Management Group IX, L.L.C. ("PMG IX"). PMG IX is the general partner of U.S. Venture Partners IX, L.P., a Delaware limited partnership ("USVP IX"). USVP IX is the beneficial owner of more than 10% of the outstanding shares of myYearbook.   The Managing Members of PMG IX may be deemed to share voting and disposition control over the holdings of the USVP Funds in myYearbook, and each disclaims beneficial ownership of such holdings, except as to his pecuniary interest therein. The "Managing Members" of PMG IX are Irwin Federman, Winston S. Fu, Steven M. Krausz, David Liddle, Paul Matteucci, Jonathan D. Root, Christopher Rust, Casey Tansey, and Philip M. Young.

(2) Sergio Monsalve is a principal at Norwest Venture Partners.  Norwest Venture Partners X, LP is the beneficial owner of more than 10% of the outstanding shares of myYearbook.